EXHIBIT 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Year Ended December 31
	2009	2008	2007	2006	2005
Earnings available for fixed charges:
Income from continuing operations before
income taxes and noncontrolling interest	$1,682	$3,849	$3,447	$3,186	$1,985
Add:
Distributed earnings from equity in
unconsolidated affiliates	17	30	43	28	34
Fixed charges	361	232	222	238	260
Subtotal	2,060	4,111	3,712	3,452	2,279
Less:
Equity in earnings of
unconsolidated affiliates	16	50	57	65	42
Total earnings available for fixed charges	$2,044	$4,061	$3,655	$3,387	$2,237

Fixed charges:
Interest expense	$297	$167	$168	$179	$208
Rental expense representative of interest	64	65	54	59	52
Total fixed charges	$361	$232	$222	$238	$260

Ratio of earnings to fixed charges	5.7	17.5	16.5	14.2	8.6

All periods presented reflect the adoption of new accounting standards and the reclassification of KBR, Inc. to discontinued operations.